[redacted]

14048380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 N. Meridian ST, STE 300
(No. and Street)

Indpls, IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn Cunningham 317-917-7038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E 4th ST, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

5/21/14

OATH OR AFFIRMATION

I, Karen Cunningham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Cunningham
Signature

Controller + Treasurer
Title

Aretha Johnson
Notary Public

ARETHA JOHNSON
MY COMMISSION EXPIRES
NOTARY SEAL PUBLIC
AUGUST 21, 2021
STATE OF INDIANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND REPORTS ON INTERNAL CONTROL AND AGREED-UPON PROCEDURES

For the year ended December 31, 2013

-C O N T E N T S-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE1913

J.D. Cloud & Co. L.L.P.

1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

Report on the Financial Statements
We have audited the accompanying financial statements of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the Company) which comprise the statement of financial position as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules A, B, and C is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules A, B, and C has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in Schedules A, B, and C is fairly stated in all material respects in relation to the financial statements as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 26, 2014

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2013

- ASSETS -

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,290,395
Accounts receivable - trade	115,986
Prepaid and other assets	41,751
TOTAL CURRENT ASSETS	1,448,132
FIXED ASSETS, net	2,814
INTANGIBLE ASSETS:	
Goodwill	358,174
Other intangible assets, net	19,358
TOTAL INTANGIBLE ASSETS	377,532
TOTAL ASSETS	$ 1,828,478

- LIABILITIES AND STOCKHOLDER'S EQUITY -

CURRENT LIABILITIES:	
Payable to broker - dealers	$ 561
Accounts payable and accrued expenses	88,967
Income tax payable	10,232
TOTAL CURRENT LIABILITIES	99,760
DEFERRED INCOME TAXES	22,478
TOTAL LIABILITIES	122,238
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding	1,800
Additional paid-in capital	757,256
Retained earnings	947,184
TOTAL STOCKHOLDER'S EQUITY	1,706,240
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,828,478

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2013

REVENUE:	
Brokerage and brokerage services	$ 141,870
Administrative and support services	972,320
Other	1,170
TOTAL REVENUE	1,115,360
EXPENSES:	
Employee compensation and benefits	320,594
Occupancy	16,335
Depreciation and amortization	13,801
Professional fees	12,779
Intercompany management fee	112,994
Dues and memberships	24,173
Telephone	3,093
Other	83,278
TOTAL EXPENSES	587,047
INCOME BEFORE INCOME TAXES	528,313
INCOME TAX EXPENSE	195,982
NET INCOME	$ 332,331

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2013	$ 1,800	754,905	614,853	1,371,558
Capital contribution	-	2,351	-	2,351
Net income	-	-	332,331	332,331
Balance - December 31, 2013	$ 1,800	757,256	947,184	1,706,240

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 332,331
Adjustments to reconcile net income to net cash flows from operating activities:	
Share-based compensation	2,351
Amortization of intangibles	12,906
Depreciation	195
Provision for bad debt	4,794
Provision for deferred income taxes	17,748
(Increase) decrease in operating assets:	
Accounts receivable	(15,782)
Prepaid and other assets	(4,539)
Increase (decrease) in operating liabilities:	
Payable to broker dealers	107
Income tax payable	11,131
Accounts payable and accrued expenses	(58,935)
NET CASH FLOWS FROM OPERATING ACTIVITIES	302,307
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of equipment	(2,330)
NET INCREASE IN CASH AND CASH EQUIVALENTS	299,977
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	990,418
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,290,395
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 167,103

The accompanying notes to financial statements are an integral part of these statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Huntington Bancshares, Incorporated ("Huntington"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off when collection efforts have been exhausted. An allowance for doubtful accounts of $2,115 was established at December 31, 2013.

FIXED ASSETS –
Fixed assets are reported at cost less depreciation. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INTANGIBLE ASSETS –
Goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.

Other intangible assets represent the fair value assigned to customer relationships. These assets are being amortized over their estimated useful life of ten years using an accelerated method beginning January 1, 2007.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES-
Income taxes are accounted for using the asset and liability method in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The Company is included in Huntington's consolidated federal income tax return. Huntington's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. The Company is included in certain of Huntington's unitary and combined state income and state franchise tax returns. Under its tax sharing agreement with Huntington, Huntington's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under its tax sharing agreements with Huntington, the Company provides and remits income taxes to or receives an income tax benefit from the taxpaying member.

Huntington and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2010. In 2014, the IRS began its examination of the 2011 and 2012 federal income tax returns. Various state and other jurisdictions remain open to examination for tax years 2007 and forward.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2013, there were no unrecognized tax benefits. The Company does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of provision for income taxes. There were no significant amounts recognized for interest and penalties for the year ended December 31, 2013 and no amounts were accrued at December 31, 2013.

SHARE-BASED COMPENSATION-
Certain employees of the Company were eligible to participate in the share-based compensation plans of Huntington. The Huntington plans provide for the granting of restricted Huntington stock units and other awards to officers, directors, and other employees at Huntington. Restricted stock units are granted at the market price on the date of the grant. The restricted stock units vest ratably over three years or when other conditions are met. Restricted stock units are issued at no cost to the recipient and can be settled only in shares at the end of the vesting period, subject to certain service restrictions.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SHARE-BASED COMPENSATION- (Continued)
The Company accounts for its restricted stock awards in accordance with ASC 718, Compensation – Stock Compensation. Accordingly, expense is recognized over the vesting period for all share-based awards granted, based on the estimated grant date fair value. This expense is recorded in employee compensation and benefits in the accompanying statement of operations and contributed capital is recorded in the statement of changes in stockholder's equity.

NOTE 2 - FIXED ASSETS

Fixed assets at December 31, 2013 consisted of:

Equipment	$ 5,205
Accumulated depreciation	(2,391)
Fixed assets, net	$ 2,814

NOTE 3 - OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2013 consisted of:

Customer relationships	$ 177,450
Accumulated amortization	(158,092)
Intangible asset, net	$ 19,358

The estimated amortization for the years 2014 through 2016 is approximately $10,000, $6,000, and $3,000, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2013 consists of the following components:

Current tax provision	
Federal	$ 173,585
State	4,649
Total current tax provision	178,234
Deferred tax provision	
Federal	5,463
State	12,285
Total deferred tax provision	17,748
Provision for income taxes	$ 195,982

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 4 - INCOME TAXES (Continued)

The following is a reconcilement of provision for income taxes:

Provision for income taxes computed at the statutory rate	$ 184,909
Increases	
State taxes, net	11,007
Meals and entertainment	66
Provision for income taxes	$ 195,982

At December 31, 2013, the net deferred tax liability of $22,478 consisted of the tax effect of the difference in the tax basis and carrying value of intangible assets, fixed assets, and accrued taxes. At December 31, 2013, the net federal deferred tax liability was $36,559 and a net state deferred tax asset was $14,081. The net state deferred tax asset relates to net operating loss carryforwards of approximately $182,000 that will begin expiring in 2024. In prior periods, the Company established a full valuation allowance against state net operating loss carryforwards based on the uncertainty of forecasted state taxable income expected in applicable jurisdictions in order to utilize the net operating loss carryforwards. Based on current analysis of both positive and negative evidence and projected forecasted state taxable income, the Company believes that it is more likely than not that the state net operating loss carryforwards will be realized.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees and total assets. Huntington also pays the payroll and operating expenses and charges the Company. The allocation of overhead costs by Huntington was $36,539 for 2013. At December 31, 2013, the Company had payables to Huntington, included in accounts payable and accrued expenses, of $34,806.

The Company and Huntington Asset Services, Inc. ("Services") share leased office facilities, equipment, and administrative services. These expenses, totaling $76,455 in 2013, are allocated based upon estimated usage, and are included within intercompany management fee in the statement of operations.

Additionally, Services has an operating lease expiring December 31, 2017 for office facilities. The obligation is allocated between the Company and Services on a month-to-month basis. The Company's allocation of rent expense was $16,335 for the year ended December 31, 2013.

At December 31, 2013, the Company has a trade receivable outstanding for $1,158 from certain Huntington-sponsored mutual funds serviced by the Company. Revenues from these mutual funds totaled $101,522 for the year ended December 31, 2013. Additionally, the cash and cash equivalents consist of a money market fund managed by Huntington.

NOTE 6 - EMPLOYEE BENEFIT PLANS

Huntington has a defined contribution plan available to eligible employees. Starting January1, 2013, Huntington matches participant contributions 100% up to 4% of base pay contributed to the plan. For the year ended December 31, 2013, the Company's contribution was $7,817.

NOTE 7 - SHARE-BASED COMPENSATION

The Company recorded $2,351 of share-based compensation expense for the year ended December 31, 2013. The fair value of awards granted to the Company's employee in 2011 totaled $9,999. In 2013, a portion of the restricted stock units were exercised. The remaining units were forfeited. As of December 31, 2013, there was no unrecognized compensation cost related to non-vested awards.

NOTE 8 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, consisting of investments in money market funds, are maintained with Huntington. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from three mutual fund families totaling $4,584, $13,468 and $34,995 at December 31, 2013. Revenues from these mutual fund families for 2013 were $211,506, $181,433, and $139,457, or 19%, 16%, and 13% of total revenue, respectively. Fees from these customers are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2013, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2013, the Company had net capital of $1,142,415, which was $1,134,266 in excess of its required net capital of $8,149, and a net capital ratio of .107 to 1.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013 and through February 26, 2014, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE A –
COMPUTATION OF NET CAPITAL

As of December 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 1,706,240
Deductions and/or charges:	
Accounts receivable	(115,986)
Intangible assets	(377,532)
Prepaid and other assets	(41,751)
Fixed assets	(2,814)
	(538,083)
Net capital before haircuts on securities positions	1,168,157
HAIRCUTS ON SECURITIES:	
Money market investments	25,742
NET CAPITAL	$ 1,142,415
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 122,238
TOTAL AGGREGATE INDEBTEDNESS	$ 122,238
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 8,149
Excess net capital	$ 1,134,266
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 1,130,191
Ratio: Aggregate indebtedness to net capital	.107 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2013

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE C –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2013

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the Company) as of and for the year ended December 31, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 26, 2014

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Unified Financial Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and copies of checks for payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

February 26, 2014

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023508 FINRA DEC
UNIFIED FINANCIAL SECURITIES INC 15*15
2980 N MERIDIAN ST STE 300
INDIANAPOLIS IN 46208-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn Cunningham
317-917-7038

2. A. General Assessment (item 2e from page 2) $ 885.72

B. Less payment made with SIPC-6 filed (exclude interest) (502.27)
7/17/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 383.45

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 383.45

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 383.45

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Unified Financial Securities, Inc.
(Name of Corporation, Partnership or other organization)

Karyn Cunningham
(Authorized Signature)

Controller
(Title)

Dated the 14 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,115,360
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	761,073
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	761,073
2d. SIPC Net Operating Revenues	$ 354,287
2e. General Assessment @ .0025	$ 885.72
	(to page 1, line 2.A.)